14047402

**PUBLIC**

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-48535 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: ~~Leerink Swann LLC~~ Leerink Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street, 37th Floor
(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gentile — 212-277-6042 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

| 2 International Place | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**SEC 1410 (06-02)**



2A

TA 3/13

DD 3/20/14

## OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Swann LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Joseph R. Gentile
Signature

Chief Administrative Officer
Title

Francesca McCaughey
Notary Public - State of New York
No. 01MC6023076
Qualified in Kings County
My Commission Expires April 12, 2015

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

## Leerink Swann LLC

**December 31, 2013**

**Filed Pursuant to Rule 17a-5(e)(3) as a Public Document**

BDO

Leerink Swann LLC

Statement of Financial Condition

December 31, 2013

## Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110

# Independent Auditor's Report

To the Board of Managers
Leerink Swann LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Leerink Swann LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

## *Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

## *Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110

*Opinion*

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Leerink Swann LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2014

## Leerink Swann LLC
## Statement of Financial Condition
## December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $54,250,277 |
| Receivable from and deposits with clearing organization | 4,521,282 |
| Receivable from customers, net of allowance for doubtful accounts of $79,487 | 17,310,751 |
| Notes receivable from employees, net of accumulated amortization of $2,735,938 | 2,458,050 |
| Marketable securities, at fair value | 4,603,561 |
| Non-marketable securities, at fair value | 355,760 |
| Due from affiliates | 5,161,594 |
| Prepaid expenses | 2,267,104 |
| Furniture, equipment, and leasehold improvements, net | 2,620,338 |
| Goodwill | 623,026 |
| Other assets | 751,935 |
| Total assets | $94,923,678 |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at fair value | $ 1,559,135 |
| Accrued compensation, employee benefits, and payroll taxes | 43,864,529 |
| Accounts payable and accrued expenses | 5,262,315 |
| Deferred revenue | 1,152,369 |
| | 51,838,348 |
| Commitments and contingencies (Note 7) | |
| Member's equity | 43,085,330 |
| Total liabilities and member's equity | $94,923,678 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Nature of Business

Leerink Swann LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a majority-owned subsidiary of Leerink Swann Holdings, LLC ("Holdings" or "Parent"), which was formed on September 7, 2007. Effective January 2, 2014, the Company changed its name legally to Leerink Partners LLC and the Parent changed its name legally to Leerink Holdings LLC.

As a non-clearing introducing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm ("Pershing LLC"), which is also a registered broker/dealer

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of the Company's financial statement in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual amounts could significantly differ from those estimates.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

### Receivable from Clearing Organizations

Receivable from clearing organizations includes cash held at Pershing LLC, amounts receivable or payable for unsettled transactions and cash and securities that are kept on deposit with Pershing LLC which represent the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with Pershing LLC. The minimum deposit balance of $250,177 held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

### Securities

The Company accounts for its financial instruments at fair value in accordance with *Fair Value Measurement* ("ASC 820"). Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2013, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value and consist of investments in hedge funds and equity positions in private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, which is supplied by the hedge fund manager to the Company at least on a quarterly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. Subject to withdrawal restrictions, the Company may liquidate its position in the hedge funds at the fair value indicated on the most recent quarterly statement provided by the hedge manager with a minimum of 30-day notice.

The fair value of the equity investments in the private companies is determined by management after considering all available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

### Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. The notes are not collateralized and will be forgiven at some future date. Certain loans provide for interest at a fair market rate. Loans or draws not supported by notes and interest are included as advances to employees. The notes are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully forgiven.

### Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and

equipment. Leasehold improvements are amortized over the lesser of the estimated useful life or the remaining lease term, using the straight-line method.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or three years beginning when the software project is complete and the application is put into production.

Furniture, equipment and leasehold improvements are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

### Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist.

The Company completed its annual evaluation of goodwill as of December 31, 2013 and determined that no impairment charge was required. Subsequent to December 31, 2013, no events have occurred, or circumstances have changed that would indicate an impairment could exist.

Goodwill is related to the 2001 acquisition of MEDACorp, a division of the Company.

### Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the Statement of Financial Condition at fair value on a trade date basis. There is an element of off-balance sheet risk in that if these securities increase in value, it will be necessary to purchase the securities at a cost in excess of the obligation reflected on the Statement of Financial Condition.

### Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is recognized on a straight-line basis, and the difference between cash paid and rent expense is recorded as deferred rent. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

## Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to the Parent in exchange for the awards are recorded as capital contributions.

## Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

## Income Taxes

The Company, together with its Parent, is a single member limited liability company which is taxed as a partnership. The taxable income or loss of the Company and the Parent are included in the federal and state income tax returns of the Parent's individual members. As a partnership, the Company is subject to unincorporated business taxes related to conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to the Parent's members.

## Recent Accounting Pronouncement

*Definition of a Public Business Entity*

In December 2013, ASU 2013-12, *Definition of a Public Business Entity,* was released which defines a public business entity, thereby clarifying which nonpublic entities potentially qualify for alternative financial accounting and reporting guidance within the recently issued Private Company Decision-Making Framework. The amendment specifies that an entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity. Therefore, the Company would

not qualify for alternative financial accounting and reporting guidance as a nonpublic entity. There is no actual effective date for this amendment. However, the term *public business entity* will be used in Accounting Standards Updates starting in 2014.

## 3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

*Off-balance sheet risk*
Some of the Company's financial instruments contain off-balance sheet risk. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. The changes in the fair value of the securities sold, not yet purchased may be in excess of the amounts recognized in the Statement of Financial Condition.

*Market risk*
Market risk represents the potential loss that can be caused by a change in the fair value of the securities owned by the Company.

*Credit risk*
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

*Operational risk*
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions, such as clearing, to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

## 4. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value

hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical or similar instruments in markets that are not active, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable and supported by little or no market activity.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at December 31, 2013:

**Fair Value Measurements on a Recurring Basis**

| | Level 1 | Level 3 | Total |
|---|---|---|---|
| **Assets** | | | |
| Securities owned: | | | |
| Mutual Funds and Common Stock | $4,578,661 | - | $4,578,661 |
| Options | 24,900 | - | 24,900 |
| Preferred Stock | - | $298,667 | 298,667 |
| Hedge Funds | - | 57,093 | 57,093 |
| Total | $4,603,561 | $355,760 | $4,959,321 |

| | Level 1 | Level 3 | Total |
|---|---|---|---|
| **Liabilities** | | | |
| Securities sold, not yet purchased: | | | |
| Common Stock | $1,527,550 | - | $1,527,550 |
| Options | 31,585 | - | 31,585 |
| Total | $1,559,135 | - | $1,559,135 |

***Valuation Methodologies***

The following are types of financial instruments the Company held as of December 31, 2013 as well as their valuation methodologies:

*Mutual funds and common stock*
Equity securities consist of investments in registered investment companies and common stock of publicly-traded corporations. These are valued based upon the reported net asset value and quoted market prices, respectfully, and are classified as Level 1 within the valuation hierarchy.

*Preferred stock*
Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

*Hedge funds*
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each hedge fund, the fair value of which is supplied by the hedge fund manager to the Company at least on a quarterly basis. As the hedge funds are not valued based upon quoted market prices, they are classified as Level 3 within the valuation hierarchy. The Company follows the practical expedient provision which permits the measurement of fair value based on the net asset value of the underlying fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

***Transfers in and/or out of Levels***
During the year ended December 31, 2013, $3,500 was transferred from Level 3 to Level 1. An investment in common stock had an initial public offering; therefore, the Company was able to value the security based upon quoted market prices. There were no transfers between Level 1 and Level 2. The Company's policy is to transfer assets between Levels using the carrying value at the time of the event.

***Level 3 fair value measurements***
The following table shows a reconciliation of the beginning and ending fair value measurements of securities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2013:

| | **Preferred Stock and Hedge Funds** |
|---|---|
| Beginning balance | $398,076 |
| Unrealized losses related to assets held at year end | (791) |
| Transfer out of Level 3 to Level 1 | (3,500) |
| Sales / Redemptions | (38,025) |
| Ending balance | **$355,760** |

***Sensitivity of fair values to changes in significant unobservable inputs***
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred stock or the fair value of the hedge funds would result in a significant higher (lower) fair value measurement.

***Fair value of financial instruments***
The fair values of the Company's assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

## 5. Furniture, Equipment, and Leasehold Improvements

As of December 31, 2013, furniture, equipment, and leasehold improvements, net, consist of the following:

| | Estimated Useful Life | Amount |
|---|---|---|
| Furniture | Three to Seven Years | $360,225 |
| Machinery, equipment and software | Three to Five Years | 3,492,439 |
| Leasehold improvements | Lease Term | 250,620 |
| | | 4,103,284 |
| Less: accumulated depreciation and amortization | | (1,482,946) |
| | | $2,620,338 |

During the year ended December 31, 2013, the Company determined that certain capital assets with a net book value of $193,015 were no longer in use or were obsolete.

## 6. Employee Share-Based Compensation and Benefit Plans

### Share-Based Compensation Plans

The Company's employees participate in various share-based compensation plans sponsored by its Parent and the Leerink Swann Massachusetts Business Trust (the parent company of the Parent) under which they are eligible to receive restricted shares of the Parent's Class B units and Class C units. The fair value of the Class B and Class C units is derived using a combination of widely accepted valuation approaches, including the market approach and discounted cash flow methods, as determined by a nationally recognized independent valuation firm. The Company recognizes an expense for awards granted under these plans on a straight-line basis over the vesting period of up to five years. During 2013, employees of the Company were granted 365,841 Class C units of the Parent with a weighted average grant date fair value of $5.15. Future share-based compensation awards will be granted solely by means of the Company's Restricted Unit Plan whereby Class C units of the Parent will be granted to the Company's employees and partners based upon the fair value at the date of grant.

### Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may make a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k). As of December 31, 2013, the liability accrued for the profit sharing plan was $328,378.

### Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests over three to five years. The Plan was unfunded by the Company as of December 31, 2013. The Company had $3,266,046 recorded in Accrued compensation payable at December 31, 2013 for these deferred compensation awards. The unvested portion of these awards was $9,662,151 at December 31, 2013.

## 7. Commitments and Contingencies

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. Although the liability associated with those matters, if any, cannot be quantified at this time, in management's opinion, based upon advice from counsel, the amount of such liability is unlikely to have a material impact on the Company's financial position or results of operations.

## 8. Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2013, the Company had net capital of $50,535,851 which was $49,535,851 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 0.20 to 1 at December 31, 2013.

## 9. Related Parties

The Company shares office facilities and personnel with Leerink Swann Consulting LLC ("LSC"), a subsidiary of the Parent. Accordingly, the related costs of such arrangements have been allocated to LSC in a manner which management believes is representative of the actual costs incurred.

Amounts receivable and payable between the Company and its affiliates arise primarily from the allocations of expenses mentioned above and receipts and payments of cash on behalf of an affiliated entity.

Amounts receivable from related parties as of December 31, 2013 are set forth below:

| | |
|---|---|
| Holdings | $3,639,009 |
| LSC | 1,522,585 |
| Total | $5,161,594 |

During the year ended December 31, 2013, the Company made equity distributions of $31,250,000 to the Parent.

## 10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 27, 2014, the date the Company's financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements other than those listed below.

As of and effective January 1, 2014, certain unitholders of the Parent contributed units of the Parent to a new entity and formed Leerink Special Holdings LLC ("Special Holdings"), which now owns 1 per cent of the Company.

For the period from January 1, 2014 through February 27, 2014, the Company distributed $3,750,000 to the Parent.

In January 2014, the Company entered into a revolving note and cash subordination agreement with Pershing LLC. The aggregate principal amount outstanding at any one time cannot exceed $5,000,000. As of February 27, 2014, there have been zero borrowings on the revolving note.